

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

July 7, 2008

By U.S. Mail and facsimile to (203) 461-7490

Mr. E. Mark Rajkowski
Chief Financial Officer
MeadWestvaco Corporation
11013 West Broad Street
Glen Allen, VA 23060

      Re: **MeadWestvaco Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed April 16, 2007
              File No. 001-31215

Dear Mr. Rajkowski:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Tia Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel and
                    Heath Care Services